# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Visium Technologies, Inc., CIK 0001082733
CUSIP: 92836G309
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4094 MAJESTIC LANE, SUITE 360, FAIRFAX, Virginia (VA), 22033
Date of event which requires filing of this statement: 06/08/2026
Filed by CIK 0001746470
Persons authorized to receive notices and communications: Paul R. Taylor, 6528 Somerset Circle, Boca Raton, Florida (FL), 33484, (561) 245-0310

## Reporting persons
- Paul Richard Taylor (CIK 0001746470): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Visium Technologies, Inc.
Address of issuer's principal executive offices: 4094 MAJESTIC LANE, SUITE 360, FAIRFAX, Virginia (VA), 22033

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Paul R. Taylor (the "Reporting Person"). This Amendment No. 1 (this "Amendment") amends and corrects the Schedule 13D filed by the Reporting Person on [April 24], 2026 (the "Original Statement").
Residence or business address: Business address: c/o [counsel name and address].
Present principal occupation or employment: Present principal occupation: Managing Partner. The Reporting Person served as Chairman of the Board and Chief Executive Officer of the Issuer from April 13, 2026 until his resignation on October 26, 2026, and no longer holds any office or directorship with the Issuer.
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: The Reporting Person is a citizen of the United Kingdom. During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanours) nor been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.
Citizenship: Not applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable. The Series E Preferred Stock and the staff options described in the Original Statement were never issued or granted to the Reporting Person. The Reporting Person acquired no securities of the Issuer and paid no funds or other consideration.

## Item 4. Purpose of Transaction
Purpose of transaction: The transactions described in the Original Statement did not occur. The Issuer's proposed acquisition of ConnexUS AI Inc. was terminated on June 8, 2026, and no Series E Preferred Stock was issued. The Reporting Person resigned as Chairman, Chief Executive Officer and a director of the Issuer on October 26, 2026. The Reporting Person has no plans or proposals that relate to or would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person does not beneficially own any shares of Common Stock or any securities convertible into or exercisable for Common Stock (0 shares; 0.0% of the class). The Reporting Person did not acquire beneficial ownership of the securities reported in the Original Statement, and that report is withdrawn.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting power and sole dispositive power over the shares reported in (a), subject to the 4.99% beneficial-ownership cap and full-ratchet anti-dilution provisions attaching to the Series E Preferred and the ARPRT LLC license agreement. Not applicable.
Transactions in the class effected during the past sixty days: The Reporting Person has effected no transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Person has not at any time beneficially owned more than five percent of the Common Stock. This Amendment is the Reporting Person's final amendment to the Original Statement.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Letter of Intent dated March 29, 2026 relating to ConnexUS AI Inc. terminated on June 8, 2026 and confers no interest in securities of the Issuer. The Reporting Person's Chairman and CEO Agreement with the Issuer dated April 13, 2026, as amended and restated, provided for stock options equal to 5% of the Issuer's fully diluted shares; no options were granted or priced, and none is outstanding. The Reporting Person holds [100%] of the membership interests of ARPRT LLC; no agreement of ARPRT LLC confers any interest in securities of the Issuer. The Reporting Person [held/holds] a limited power of attorney solely to make EDGAR filings on behalf of PT Smart Green Technologies. That power confers no proxy, voting power or investment power, and the Reporting Person disclaims beneficial ownership of any securities held by PT Smart Green Technologies. Except as described in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Paul Richard Taylor: /s/ Paul R. Taylor, Individually (10/28/2026)